Exhibit 23.03

Borrell Associates, Inc.

Borrell Associates, Inc. grants permission to disclose the following information in the registration statement on Form S-1 of ReachLocal, Inc., and any amendments thereto, for the registration of shares of its common stock.

“According to Borrell Associates, there were more than 15 million businesses with less than 50 employees in the United States in 2008, of which more than three million spent an average of $1,200 per month on advertising. Borrell Associates estimates total local advertising spend for U.S. SMBs in 2008 at $60.5 billion.”

“Over the same period, spend for all local online advertising in the U.S. is projected to grow from $8.7 billion to $15.9 billion, according to Borrell Associates.”

“However, according to Borrell Associates, SMBs spend only 11% of their advertising budgets online.”

“According to Borrell Associates, there were more than 15 million businesses with less than 50 employees in the United States in 2008.”

“According to market research firm Borrell Associates, SMB local advertising spend was $60.5 billion in the U.S. in 2008.”

“Of the more than 15 million businesses with less than 50 employees in the United States, Borrell Associates estimates that there are approximately three million spending an average of $1,200 per month on advertising.”

/s/ Colby Atwood
Colby Atwood President Borrell Associates Inc.

25 Jan 2010